Sun International



FROM:     Sun International
          The Bahamas
          Contact: John Allison
          Tel: (954)713.2500

FOR IMMEDIATE RELEASE


SUN INTERNATIONAL EXPANDS SHARE REPURCHASE PROGRAM

PARADISE ISLAND, The Bahamas, August 7, 2000 - Sun International Hotels Limited (NYSE: SIH) today announced that its Board of Directors has approved an increase to its stock repurchase program to allow for the purchase by the Company of up to 2,000,000 Ordinary Shares.

The Company had previously repurchased 1,000,000 of the 2,000,000 shares originally authorized under its existing stock repurchase program. The purchases will be made from time to time in the open market or through privately negotiated transactions as market conditions warrant.

Sun International Hotels Limited is an international resort and gaming company incorporated in The Bahamas which develops, operates, and manages premier resorts and casino properties.

Inquiries should be directed to John Allison, Executive Vice President - Chief Financial Officer of Sun International Hotels Limited at (954) 713.2500.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.